UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

S&P Global Ratings (“S&P Global”) has, vide a press release dated July 15, 2025, affirmed the Bank’s credit rating and outlook at “BBB-/Positive/A-3”. The Bank’s stand-alone credit profile (SACP) has been revised upwards from “bbb+” to “a-”.

The press release issued by S&P Global is attached herewith.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Research Update:

ICICI Bank Stand-Alone Credit Profile Revised Upward To 'a-' From 'bbb+'; 'BBB-/A-3' Ratings Affirmed; Outlook Positive

July 15, 2025

Overview

•	We expect ICICI Bank to gain market share and sustain improvement in its funding base over the next two years, supported by its strong business franchise and digital capabilities.

•	We have revised upward to 'a-' from 'bbb+' our assessment of the stand-alone credit profile (SACP) of ICICI. The rating remains capped by the sovereign ratings on India.

•	We affirmed our 'BBB-' long-term and 'A-3' short-term issuer credit ratings on the India- based private sector bank.

•	The positive rating outlook on the long-term rating on ICICI over the next 12-24 months reflects that on the sovereign credit rating on India.

Primary contacts

Aurick Soh

Singapore

65-6216-1134

aurick.soh @spglobal.com

Deepali V Seth Chhabria

Mumbai

912261373187

deepali.seth @spglobal.com

Rating Action

On July 15, 2025, S&P Global Ratings affirmed its 'BBB-' long-term and 'A-3' short-term issuer credit ratings on ICICI Bank Ltd. The outlook on the long-term rating remains positive. At the same time, we affirmed our 'BBB-' long-term issue rating on the bank's senior unsecured notes.

Rationale

We affirmed our ratings on ICICI to reflect our view that the bank will continue to gain market share in the Indian banking sector. We believe the bank's expanding branch network and digital prowess will help it to sustain structural improvements in its funding profile, with a more granular and sticky funding base.

In our view, ICICI's access to stable funding sources is strong and materially better than peers'. We expect the bank's strengthened funding profile to instill greater resilience and stability to its liquidity, which has improved over time. We have therefore revised our assessment of the bank's

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ICICI Bank Stand-Alone Credit Profile Revised Upward To 'a-' From 'bbb+'; 'BBB-/A-3' Ratings Affirmed; Outlook Positive

funding and liquidity to strong from adequate. This leads to a higher SACP assessment of 'a-' from 'bbb+'.

We believe the bank will continue to be primarily funded by core deposits, which made up 86.6% of its total funding base as of March 31, 2025. The average ratio over the five years was 86.1%, marked higher than the average of 65.5% over the prior ten years.

Moreover, ICICI's top-20 depositors account for less than 5% of its total deposits, lower than most domestic peers. A high proportion of stable current and savings account deposits (at 41.8% as on March 31, 2025) in the bank's deposit base also imparts stability to its funding profile.

In our view, ICICI will be able to withstand a stressed outflow of liquidity largely by utilizing its on-balance-sheet liquidity sources. The bank will likely also benefit from a flight to quality for deposits in a stressed scenario.

ICICI's ratio of broad liquid assets to total assets has increased to approximately 29% over the past few years, from 24% as of March 31, 2019. The bank has maintained a ratio of broad liquid assets to short-term wholesale funding of more than 6x for the past four years. We believe this level is sufficient for the bank's business and better than that of regional peers.

We believe ICICI's strong business franchise and digital capabilities will help it to gain market share over the next two years, entrenching its competitive position. The bank is the second- largest private sector bank in India.

ICICI's asset quality will likely deteriorate marginally over the next 12-18 months, given stress in certain pockets of the retail segment. Nevertheless, we expect the bank's asset quality to  remain better than the Indian sector average. We forecast ICICI's weak loans--defined as nonperforming loans (NPLs) and restructured loans--will increase to 1.9%-2.0% of total loans over the next 12 months, from about 1.8% as of March 31, 2025. Supportive operating conditions and a decline in interest rates will partially offset the deterioration.

In our view, ICICI will maintain good capitalization over the next two years, on the back of healthy earnings. We expect its S&P Global Ratings risk-adjusted capital ratio to remain at 10.5%-11.0% over the period, compared with 10.7% as of March 31, 2025.

The rating on ICICI remains capped by the sovereign rating on India (BBB-/Positive/A-3). We do not rate the bank above the foreign-currency sovereign credit rating on India because the bank operates mostly in India, and we do not expect it to be able to withstand stress associated with a sovereign default.

Outlook

The positive rating outlook on ICICI reflects that on the sovereign credit rating on India. The rating on ICICI is capped by the sovereign rating, and will move in tandem with that on the sovereign.

We expect ICICI to maintain its strong position in the Indian banking sector. The bank's asset quality is also likely to remain better than the Indian sector average, and comparable to that of similarly rated international peers.

In our view, ICICI will maintain good capitalization over the next two years, on the back of healthy earnings. The bank will also likely maintain its solid funding and liquidity profile over the next two years.

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ICICI Bank Stand-Alone Credit Profile Revised Upward To 'a-' From 'bbb+'; 'BBB-/A-3' Ratings Affirmed; Outlook Positive

Downside scenario

We could revise the outlook to stable if we take a similar action on the sovereign rating on India.

Upside scenario

We could upgrade ICICI if we raise our sovereign rating on India.

Rating Component Scores

	To	From
Issuer Credit Rating	BBB- /Positive/A-3	BBB-/Positive/A-3
SACP	a-	bbb+
Anchor	bbb-	bbb-
Business position	Strong	Strong
Capital and earnings	Strong	Strong
Risk position	Adequate	Adequate
Funding and liquidity	Strong and Strong	Adequate and Adequate
Comparable ratings analysis	0	0
Support	0	0
ALAC support	0	0
GRE support	0	0
Group support	0	0
Sovereign support	0	0
Additional factors	-3	-2
SACP--Stand-alone credit profile. ALAC—Additional loss-absorbing capacity. GRE—Government-related entity.

Related Criteria

•	General Criteria: Hybrid Capital: Methodology And Assumptions, Feb. 10, 2025

•	Criteria | Financial Institutions | General: Risk-Adjusted Capital Framework Methodology, April 30, 2024

•	Criteria | Financial Institutions | General: Financial Institutions Rating Methodology, Dec. 9, 2021

•	Criteria | Financial Institutions | Banks: Banking Industry Country Risk Assessment Methodology And Assumptions, Dec. 9, 2021

•	General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021

•	General Criteria: Group Rating Methodology, July 1, 2019

•	General Criteria: Methodology For Linking Long-Term And Short-Term Ratings, April 7, 2017

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ICICI Bank Stand-Alone Credit Profile Revised Upward To 'a-' From 'bbb+'; 'BBB-/A-3' Ratings Affirmed; Outlook Positive

•	General Criteria: Ratings Above The Sovereign--Corporate And Government Ratings: Methodology And Assumptions, Nov. 19, 2013

•	General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

Related Research

•	ICICI Bank Ltd., Jan. 31, 2025

•	Outlook On Six Indian Banks Revised To Positive On Sovereign Action; Ratings Affirmed; ICICI, Axis Bank SACP Revised Up, May 29, 2024

Ratings List

Ratings list
Ratings Affirmed
ICICI Bank Ltd.
Issuer Credit Rating
Foreign Currency	BBB-/Positive/A-3
ICICI Bank Ltd. (Dubai Branch)
Senior Unsecured	BBB-

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at https://disclosure.spglobal.com/ratings/en/regulatory/ratings-criteria for further information. A description of each of S&P Global Ratings'rating categories is contained in "S&P Global Ratings Definitions" at https://disclosure.spglobal.com/ratings/en/regulatory/article/-/view/sourceId/504352. Complete ratings information is available to RatingsDirect subscribers at www.capitaliq.com. All ratings referenced herein can be found on S&P Global Ratings'public website at www.spglobal.com/ratings.

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ICICI Bank Stand-Alone Credit Profile Revised Upward To 'a-' From 'bbb+'; 'BBB-/A-3' Ratings Affirmed; Outlook Positive

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 15, 2025	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India